[DIAMONDROCK HOSPITALITY COMPANY LETTERHEAD]

May 24, 2005

Via Facsimile and EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. Michael McTiernan

Re:	DiamondRock Hospitality Company
Registration Statement on Form S-11 (File No. 333-123065)

Dear Mr. McTiernan:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, DiamondRock Hospitality Company (the “Company”) does hereby respectfully request acceleration of the effective time of the above-referenced Registration Statement so that it may become effective at 2:00 p.m., Eastern Time, on May 25, 2005, or as soon as possible thereafter. The Company has been advised that, under separate cover, the representatives of the underwriters will provide a letter to the Securities and Exchange Commission (the “Commission”) joining in this request for acceleration.

The Company hereby acknowledges the following:

•  should the Commission or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this request, please contact Sandy R. Santana, Esq. of Goodwin Procter LLP at (617) 570-1399.

Very truly yours, DiamondRock Hospitality Company

By:	/s/ Michael D. Schecter
Michael D. Schecter, Secretary and General Counsel

May 24, 2005

VIA FACSIMILE (202/942-9635)

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:        Ms. Elaine Wolff

DiamondRock Hospitality Company

Registration Statement on Form S-11 (File No. 333-123065)

Dear Ms. Wolff:

Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), as the Representatives of the underwriters of the proposed public offering of Common Stock that is the subject matter of the above-captioned Registration Statement, we hereby join in the request of the issuer that the effective date of the Registration Statement be accelerated so that such Registration Statement will become effective on May 25, 2005 at 2:00 p.m., Eastern Standard Time, or as soon thereafter as practical.

In accordance with Rule 460 and Rule 418(a)(7) of the General Rules and Regulations under the Securities Act, we advise you that the preliminary prospectus dated May 12, 2005 was distributed commencing May 12, 2005 and through May 23, 2005 as follows:

0 to 0	Underwriters

0 to 0	Dealers

7,228 to 7,228	Institutions

12,034 to 12,034	Other (retail)

We have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will participate in the distribution of the securities registered thereunder.

The undersigned also confirm that they and any participating dealers have complied and will continue to comply with Rule 15c2-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, in connection with the above-captioned public offering.

The underwriting arrangements have been described to the NASD Regulation, Inc. (the “NASD”) and the NASD has advised us in a letter dated May 23, 2005 that they have no objection to the underwriters’ compensation and other underwriting arrangements.

[SIGNATURE PAGE FOLLOWS]

If you have questions or comments regarding this request, please call David C. Wright of Hunton & Williams LLP at (804) 788-8200.

Very truly yours, CITIGROUP GLOBAL MARKETS INC. as a Representative of the several underwriters

By:	/s/ Michael Judlow
Name: Michael Judlowe Title: Director—ECM, Citigroup

FRIEDMAN, BILLINGS, RAMSEY & CO., INC. as a Representative of the several underwriters

By:	/s/ James R. Kleeblatt
Name: James R. Kleeblatt Title: Senior Managing Director

cc:	Michael McTiernan